As filed with the Securities and Exchange Commission on June 1, 2020

File No. 333-232031

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

☐ Pre-Effective Amendment No.

☒ Post-Effective Amendment No. 1

NUVEEN QUALITY MUNICIPAL INCOME FUND

(Exact Name of Registrant as Specified in Charter)

333 West Wacker Drive

Chicago, Illinois 60606

(Address of Principal Executive Offices: Number, Street, City, State, Zip Code)

(800) 257-8787

(Area Code and Telephone Number)

Gifford R. Zimmerman

Vice President and Secretary

Nuveen Investments

333 West Wacker Drive

Chicago, Illinois 60606

(Name and Address of Agent for Service)

Copies to:

Deborah Bielicke Eades Vedder Price P.C. 222 North LaSalle Street Chicago, Illinois 60601	Eric F. Fess Chapman and Cutler LLP 111 West Monroe Street Chicago, Illinois 60603

EXPLANATORY NOTE

The Joint Proxy Statement/Prospectus and Statement of Additional Information, each in the form filed on August 2, 2019 pursuant to Rule 497 of the General Rules and Regulations under the Securities Act of 1933, as amended (File No. 333-232031), are incorporated herein by reference.

This amendment is being filed for the sole purpose of adding to Part C of the Registration Statement the executed tax opinion of each of Vedder Price P.C. and Sidley Austin LLP, supporting the tax matters discussed in the Joint Proxy Statement/Prospectus as Exhibit (12)(a) and Exhibit (12)(b), respectively.

PART C

OTHER INFORMATION

Item 15.	Indemnification

Section 4 of Article XII of the Registrant’s Declaration of Trust provides as follows:

Subject to the exceptions and limitations contained in this Section 4, every person who is, or has been, a Trustee, officer, employee or agent of the Trust, including persons who serve at the request of the Trust as directors, trustees, officers, employees or agents of another organization in which the Trust has an interest as a shareholder, creditor or otherwise (hereinafter referred to as a “Covered Person”), shall be indemnified by the Trust to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him in connection with any claim, action, suit or proceeding in which he becomes involved as a party or otherwise by virtue of his being or having been such a Trustee, director, officer, employee or agent and against amounts paid or incurred by him in settlement thereof.

No indemnification shall be provided hereunder to a Covered Person:

(a) against any liability to the Trust or its Shareholders by reason of a final adjudication by the court or other body before which the proceeding was brought that he engaged in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office;

(b) with respect to any matter as to which he shall have been finally adjudicated not to have acted in good faith in the reasonable belief that his action was in the best interests of the Trust; or

(c) in the event of a settlement or other disposition not involving a final adjudication (as provided in paragraph (a) or (b)) and resulting in a payment by a Covered Person, unless there has been either a determination that such Covered Person did not engage in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office by the court or other body approving the settlement or other disposition or a reasonable determination, based on a review of readily available facts (as opposed to a full trial-type inquiry), that he did not engage in such conduct:

(i) by a vote of a majority of the Disinterested Trustees acting on the matter (provided that a majority of the Disinterested Trustees then in office act on the matter); or

(ii) by written opinion of independent legal counsel.

The rights of indemnification herein provided may be insured against by policies maintained by the Trust, shall be severable, shall not affect any other rights to which any Covered Person may now or hereafter be entitled, shall continue as to a person who has ceased to be such a Covered Person and shall inure to the benefit of the heirs, executors and administrators of such a person. Nothing contained herein shall affect any rights to indemnification to which Trust personnel other than Covered Persons may be entitled by contract or otherwise under law.

Expenses of preparation and presentation of a defense to any claim, action, suit or proceeding subject to a claim for indemnification under this Section 4 shall be advanced by the Trust prior to final disposition thereof upon receipt of an undertaking by or on behalf of the recipient to repay such amount if it is ultimately determined that he is not entitled to indemnification under this Section 4, provided that either:

(a) such undertaking is secured by a surety bond or some other appropriate security or the Trust shall be insured against losses arising out of any such advances; or

(b) a majority of the Disinterested Trustees acting on the matter (provided that a majority of the Disinterested Trustees then in office act on the matter) or independent legal counsel in a written opinion shall determine, based upon a review of the readily available facts (as opposed to a full trial-type inquiry), that there is reason to believe that the recipient ultimately will be found entitled to indemnification.

As used in this Section 4, a “Disinterested Trustee” is one (x) who is not an Interested Person of the Trust (including anyone, as such Disinterested Trustee, who has been exempted from being an Interested Person by any rule, regulation or order of the Commission), and (y) against whom none of such actions, suits or other proceedings or another action, suit or other proceeding on the same or similar grounds is then or has been pending. As used in this Section 4, the words “claim,” “action,” “suit” or “proceeding” shall apply to all claims, actions, suits, proceedings (civil, criminal, administrative or other, including appeals), actual or threatened; and the words “liability” and “expenses” shall include without limitation, attorneys’ fees, costs, judgments, amounts paid in settlement, fines, penalties and other liabilities.

The trustees and officers of the Registrant are covered by joint errors and omissions insurance policies against liability and expenses of claims of wrongful acts arising out of their position with the Registrant and other Nuveen funds, subject to such policies’ coverage limits, exclusions and deductibles.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the Declaration of Trust of the Registrant, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 16.	Exhibits.

(1)(a)	Declaration of Trust of Registrant, dated January 15, 1999, including Certificate of Amendment to the Declaration of Trust, dated April 9, 1999.(1)

(1)(b)	Certificate of Amendment to the Declaration of Trust of Registrant, dated February 10, 2010.(2)

(1)(c)	Certificate of Name Change Amendment to the Declaration of Trust of Registrant, dated September 12, 2016.(4)

(2)	Amended and Restated By-Laws of Registrant, dated November 18, 2009.(1)

(3)	Not applicable.

(4)	Agreement and Plan of Reorganization is filed as Appendix A to the Joint Proxy Statement/Prospectus constituting Part A of the Registration Statement.(10)

(5)	Not applicable.

(6)(a)	Investment Management Agreement, dated October 1, 2014.(3)

(6)(b)	Renewal of Investment Management Agreement dated July 28, 2015.(3)

(6)(c)	Renewal of Investment Management Agreement dated July 27, 2016.(6)

(6)(d)	Renewal of Investment Management Agreement, dated July 24, 2017.(7)

(6)(e)	Renewal of Investment Management Agreement, dated July 24, 2018.(8)

(6)(f)	Continuance of Investment Management Agreement, dated July 30, 2019.(11)

(6)(g)	Investment Sub-Advisory Agreement, dated October 1, 2014.(3)

(6)(h)	Notice of Continuance of Investment Sub-Advisory Agreement, dated July 28, 2015.(3)

(6)(i)	Notice of Continuance of Investment Sub-Advisory Agreement, dated July 28, 2016.(5)

(6)(j)	Notice of Continuance of Investment Sub-Advisory Agreement, dated July 24, 2017.(7)

(6)(k)	Notice of Continuance of Investment Sub-Advisory Agreement, dated July 24, 2018.(8)

(6)(l)	Notice of Continuance of Investment Sub-Advisory Agreement, dated July 24, 2019.(11)

(7)	Not applicable.

(8)	Not applicable.

(9)(a)	Amended and Restated Master Custodian Agreement between the Nuveen Investment Companies and State Street Bank and Trust Company, dated July 15, 2015.(3)

(9)(b)	Appendix A to Amended and Restated Master Custodian Agreement (updated as of August 1, 2017).(7)

(10)	Not applicable.

(11)	Opinion and Consent of Counsel.(10)

(12)(a)	Opinion and Consent of Vedder Price P.C. supporting the tax matters discussed in the Joint Proxy Statement/Prospectus is filed herewith.

(12)(b)	Opinion and Consent of Sidley Austin LLP supporting the tax matters discussed in the Joint Proxy Statement/Prospectus is filed herewith.

(13)(a)	Transfer Agency and Service Agreement, dated June 15, 2017 between Registrant and Computershare Inc. and Computershare Trust Company, N.A.(7)

(13)(b)	Amendment and Schedule A to Transfer Agency and Service Agreement, dated September 7, 2017.(7)

(14)	Consent of Independent Auditor.(10)

(15)	Not applicable.

(16)	Powers of Attorney.(9)

(17)	Form of Proxy appears following the Joint Proxy Statement/Prospectus constituting Part A of the Registration Statement.(10)

(1)	Filed on January 19, 2010 as an exhibit to the Registrant’s Registration Statement on Form N-2 (File No. 333-164409) and incorporated by reference herein.
(2)	Filed on March 10, 2010 as an exhibit to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 (File No. 333-164409) and incorporated by reference herein.
(3)	Filed on March 11, 2016 as an exhibit to the Registrant’s Registration Statement on Form N-14 (File No. 333-210112) and incorporated by reference herein.
(4)	Filed on October 5, 2016 as an exhibit to Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-14 (File No. 333-210112) and incorporated by reference herein.
(5)	Filed on December 13, 2016 as an exhibit to Nuveen Preferred Income Opportunities Fund’s Registration Statement on Form N-14 (File No. 333-215072) and incorporated by reference herein.
(6)

Filed on August 11, 2017 as an exhibit to Pre-Effective Amendment No. 1 to Nuveen California Select Tax Free Income Portfolio’s Registration Statement on Form N-2 (File No. 333-212519) and incorporated by reference herein.

(7)

Filed on November 16, 2017 as an exhibit to Post-Effective Amendment No. 1 to Nuveen California AMT-Free Quality Municipal Income Fund’s Registration Statement on Form N-2 (File No. 333-184971) and incorporated by reference herein.

(8)	Filed on October 1, 2018 as an exhibit to Nuveen Dow 30SM Dynamic Overwrite Fund’s Registration Statement on Form N-2 (File No. 333-226218) and incorporated by reference herein.
(9)	Filed on June 7, 2019 as an exhibit to the Registrant’s Registration Statement on Form N-14 (File No. 333-232031) and incorporated by reference herein.
(10)	Filed on July 17, 2019 as an exhibit to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-14 (File No. 333-232031) and incorporated by reference herein.
(11)

Filed on March 11, 2020 as an exhibit to Pre-Effective Amendment No. 1 to Nuveen California AMT-Free Quality Municipal Income Fund’s Registration Statement on Form N-14 (File No. 333-225399) and incorporated by reference herein.

Item 17.	Undertakings.

(1)    The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)    The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

SIGNATURES

As required by the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Chicago and the State of Illinois, on the 1st day of June, 2020.

NUVEEN QUALITY MUNICIPAL INCOME FUND
By:	/s/ Gifford R. Zimmerman
Gifford R. Zimmerman Vice President and Secretary

As required by the Securities Act of 1933, this post-effective amendment no. 1 to Registrant’s registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Capacity		Date

/s/ Cedric H. Antosiewicz Cedric H. Antosiewicz	Chief Administrative Officer (principal executive officer)		June 1, 2020

/s/ E. Scott Wickerham E. Scott Wickerham	Vice President and Controller (principal financial and accounting officer)		June 1, 2020

Terence J. Toth*	Chairman of the Board and Trustee	)

)

Jack B. Evans*	Trustee	)

)

William C. Hunter*	Trustee	)	By: /s/ Gifford R. Zimmerman

		)	Gifford R. Zimmerman

Albin F. Moschner*	Trustee	)	Attorney-in-Fact

		)	June 1, 2020

John K. Nelson*	Trustee	)

)

Judith M. Stockdale*	Trustee	)

)

Carole E. Stone*	Trustee	)

)

Margaret L. Wolff*	Trustee	)

)

Robert L. Young*	Trustee	)

*

An original power of attorney authorizing, among others, Kevin J. McCarthy, Mark L. Winget and Gifford R. Zimmerman to execute this registration statement, and any amendments hereto, for each of the trustees of the Registrant on whose behalf this registration statement is filed, has been executed and is incorporated by reference herein.

EXHIBIT INDEX

Exhibit No.	Name of Exhibit

(12)(a)	Opinion and Consent of Vedder Price P.C. supporting the tax matters discussed in the Joint Proxy Statement/Prospectus.

(12)(b)	Opinion and Consent of Sidley Austin LLP supporting the tax matters discussed in the Joint Proxy Statement/Prospectus.